Enterprise GP Holdings L.P.

1100 Louisiana, 10th Floor

Houston, Texas 77002

August 23, 2007

Mr. William Choi

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Enterprise GP Holdings L.P.
Annual Report on Form 10-K
Filed February 28, 2007
File No. 1-32610

Enterprise GP Holdings L.P.
Quarterly Report on Form 10-Q for the Period Ended June 30, 2007
Filed August 9, 2007
File No. 1-32610

Dear Mr. Choi:

In this letter, we set forth the response of the Registrant to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 17, 2007 (the “Comment Letter”), with respect to the above captioned filings. For your convenience, we have repeated the comments as set forth in the Comment Letter. The Registrant’s response to each comment is set forth immediately below the text of the applicable comment.

Form 10-K for the Fiscal Year Ended December 31, 2006

Consolidated Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

1.

In future filings, please state separately, in the balance sheet or in your notes any item in excess of five percent of total current liabilities. Refer to Rule 5-02.20 of Regulation S-X. If no categories exceed five percent, please consider further disclosure of the contents of this balance due to its significance to your current liabilities.

Response:

We present, as individual captions in our consolidated balance sheets, all components of current liabilities that exceed five percent of total current liabilities in accordance with Rule 5-02.20 of Regulation S-X. Prospectively, we will include a clarifying statement to this effect in the notes to the financial statements and continue to monitor such disclosures.

Division of Corporation Finance

August 23, 2007

Form 10-Q for the Quarterly Period Ended June 30, 2007

Controls and Procedures, page 85

2.

We note your statement that the CEO and CFO of EPE Holdings have concluded that your disclosure controls and procedures are effective to ensure that material information relating to your partnership is made known to management on a timely basis. In future filings, please revise to clarify, if true, that the CEO and CFO of EPE Holdings have also concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Refer to Rule 13a-15(e) of the Exchange Act.

Further, you state that you have designed your disclosure controls and procedures to provide EPE Holdings’ CEO and CFO with reasonable assurance that disclosure objectives are achieved. As such, when disclosing EPE Holdings’ CEO’s and CFO’s conclusion as to the effectiveness of your disclosure controls and procedures in future filings, please indicate that they have concluded at a reasonable assurance level.

Response:

We note your comment and will revise our Item 4 disclosure to read as follows in future Quarterly Reports on Form 10-Q:

Our management, with the participation of the chief executive officer (“CEO”) and chief financial officer (“CFO”) of EPE Holdings, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on their evaluation, the CEO and CFO of EPE Holdings have concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e)) are effective at a reasonable assurance level.

There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, including to ensure that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosures. Our management does not expect that our disclosure controls and procedures will prevent all errors and all fraud. Based on the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

The certifications of our general partner’s CEO and CFO required under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 have been included as exhibits to this quarterly report on Form 10-Q.

Division of Corporation Finance

August 23, 2007

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

▪	it is responsible for the adequacy and accuracy of disclosures in its filings;

▪	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

▪	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing responses to the undersigned at (713) 381-6545.

Regards,

/s/ Michael J. Knesek
Michael J. Knesek

cc:	Dr. Ralph S. Cunningham
W. Randall Fowler
Richard H. Bachmann
Michael Hanson
Phil Neisel
David Buck (Andrews Kurth)